Life Magnetics



REPORT CARD   ⌄

Dear investors,

The team is small but we're capital efficient. This has meant we're a bit slower than we'd like but we are now close to the finish line and expect a nice exit. This will be a good opportunity to step up the valuation quite a bit and for some investors to exit if they so choose. However, the business also qualifies for the QSBS exemption which means you will pay 0% tax on the stock sale if you hold for 5 years. This will probably not apply to future rounds so folks who participated in this Reg CF campaign may want to hold a bit longer anyway. We plan on showing examples of this in the near future so if you're not on our monthly update list, sign up and we'll walk you through how to use the QSBS exemption in the near future.

We need your help!

We're shifting gears to new products closer to human therapeutics. We expect to be growing the team soon, it's a good time to reach out with ideas and collaborations. Specifically, our next steps seem to be cell reprogramming for regenerative medicine and T-Cell therapies and mRNA manufacturing for cancer vaccines. We have some collaborators at the University of Michigan interested in this. However, we're going to be interested in having folks help with functions that are common to all businesses.

Sincerely,

Kevin Hagedorn
CEO & Founder

Rick Goedert
Treasurer

Ted Morgan
Director/Secretary

John Stinson
Director

Rishabh Kala
Dr.

How did we do this year?

REPORT CARD



☺ The Good

Very close to closing a with a large commercial partner that will make the company profitable

$400k grant from the University of Michigan to develop next product in cancer vaccines and T-Cell therapies

Competitive scores from National Science Foundation reviews and expecting to be awarded grants in 2025

☹ The Bad

Closing with our large customer was slower than we'd like

A lot of things were kind of slow because the team is small, only 4 people

Implementing with new people at other facilities has been challenging, we need to do better writing technical manuals.

2024 At a Glance

January 1 to December 31



$3,195 +31%

Revenue



-$258,709

Net Loss



$8,648 [97%]
Short Term Debt



$1,211,837
Raised in 2024



$105,000
Cash on Hand
As of 03/11/25

INCOME　　BALANCE　　NARRATIVE

● Revenues　　● Profit

$2,440　　　　　　　　　　$3,195

-$286,924　　　　　　　　　　-$258,709

2023　　　　　　　　　　2024

Net Margin: -8,097%　　Gross Margin: -2,695%　　Return on Assets: -86%　　Earnings per Share: -$4.07

Revenue per Employee: $799   Cash to Assets: 60%   Revenue to Receivables: 251   Debt Ratio: 10%

📄 Life_Magnetics_Financial_Report_2023.pdf   📄 Life_Magnetics_Financial_Report_2024.pdf

📄 Life_Magnetics_Financials_and_CPA_Review_Report_2021_and_2022__1_.pdf

We  Our 293 Investors

Thank You For Believing In Us

Badal Haider	Herman Venter	Alan Jacobson	Joseph Wong-Sing	Frank Michel	Gina Vittore
Subrata PAL	Fernando Bonilla	Debora Monaghan	Debra Farber	Marylin Hebert	Shu Li
Lionel Brown	Violetta Zdrzalka	Larry Anderson	James Reynolds	Curtis Fullmer	Scott E Kaplan
Pramod Rustagi	Philip Ward	Joseph Gabunilas	Darian Parrish	Jasper Gallo	Marcus Mendiola
Richard Brown	Dr. John R Patrick	Hatem Rowaihy	Faisal Mohammed A...	Abraham Joseph	Gabriel De La Hoz
Víctor Pérez-Cotapos	Nicholas Angelis	Greg Aldrich	Noor Rai	Stephen Button	Craig J. Vom Lehn
Hans Martin...	Emah Anyang	John Paterson	Emmanuel Mukoro	Bryian Tan	Spyridon Malanos
Derrik Oates	Takeo Aso	David Macario	Wesley Wierson	Meredith Webb	Alex Lebon
Jennifer Indeliclae	Roger Evans	Rajeev Verma	Mario Johnson	Johnny Evans	Rick Goedert
Hayden Rose	Paul Strocko	Harvir Humpal	Wesner Charlotin	Neil Young	Moses Gonzales
John Murphy	Christian Verwiebe	Nadim Kattan	Domenic Gigliotti	Dharmendra Rawal	Scott Alexander
Manuel E. Lugo Recart	Rafael Hernandez...	Rohantha Embuldeniya	Age Posthuma	Gil Iung Lancrey	Ibtesama Brummett
Roderick Herron	Derrick Townsend	E. Frischhut	John Gildersleeve	Alex Pierson	Teddy Lyons
Chris Kibbe	Thomas Klauset Aurdal	Darly M LUELLEN	Tom Ordanis	Vinamra Singhania	Joel Overdorf
Gordian Boteilho	Michael Lee Strait	Gary Fuller	Jeffrey Schmitz	Omar Saleem	Isaac Lopera
Mary Yeo	Stella Szostek	Heath Gordon	Mohammad R Karim	Joseph Francis	John Frederick...
Michael Collins	Kenneth Kousky	Carrie Kessel	Ted A. Morgan	Michael L. Hanisko	Roberto Feng Chang
Lynn Wolgast	Sharad Saxena	Dc Smith	Mary Goedert	Ross L. Morgan	Ian Prise
Anne Oshman	Jonathan Bailey	W Kim Colich	Pratyusha Karnati	William Berard	Kalyan Gaddam
Dan Revel	Zahed Hossain	Scott Churchman	Galen Peiser	Mordechai Breatross	Marilyn Monter
Olivia Terrobias	Ronald Fitch	Alan Lopatin	Charles Stevens	Michael Gazda	Joerg F Von...
James Alan Phillips	James Mudd	Jeffrey Allen Ceglarek	Alejandro PEREZ	Candace BURCH	Ram Manikarnika
Muriel L Segal	Craig Ephraim	Kurt Kennell	Justin Helmcamp	Paul Eisenkramer...	Don Kaizen
Michael P Gretchen	Walter R Creasey Jr	Phyllis Hamm	William Harner	John Prestidge	Hans Ulrich Engel
Christine Rainford	Rosalie N Jackson	Larry Stanley	Daniel Schmitt	Connor Spencer	Christopher B Burke
Zack Van Prooyen	Keith Hanson	Henry Wyatt MOORE	Eric Pfitzenmaier	Brian Evans	Robert Sidwell
Brad Cassiday	Kishore Anjaneyulu	Krista Holland	Robert Ivanhoe	Tiki Nelson	Olufemi Rabiu
Adam Fishback	Ken LeCureux	Tristan R	David Katralis	Thomas Anthony Basi...	Teresa Roxanne Burns
Sanford L Braver	Chris Carter	Nicholas Hamilton-...	William Bratt	James Incledon Jr	Joseph Fabiano
Joel Newman	Lela Elliott	Richard J Garber	Khris Persaud	Samuel Nwanze	David Martinelli
Durganand...	Lawrence S York	Aaron Aab	Marek Corentin	Beth L Thieme	Charles Reinwald
Cyndi Smith	Joyce Kwok	Connie Masters	Luke Donahue	Heather Epps	Alberto Burgos
Patrick Enweronye	Leonid Faybusovich	Cody Farmer	John Wahlfors	Mikhail Ledvich	Paul Claybrook
Martin Batek	Terry Nelson	Lisa A	Hus Tigli	Yasmin Gosiengfiao	Matthew Rostermundt
Michael Halsey	Richard Litzky	Arlene Ritchie	Mike Mathioudakis	Jonathan M. Gardey	Jon Sims
Riley John Reinhart	Andres Pineda	Sumardy Sumardy	Wivaldo Augiyanto	Jason Bryant	Sasikala Tata
Mark Goedert	Andrew Dombrowski	Richard And Hannah...	William Johnson, IV	Paul Lee	David John Aldous
Stephanie Westcot	Glenn F Burger	Dylan Cain	Peyton Dalton	Mohit Jindal	Richard Moore
Richard Surmont	Dennis Billings	JD Gu	Ulf Wilhelm Maakestad	Mike Mutto	Teddy Phillips

Thank You!

From the Life Magnetics Team



Kevin Hagedorn in

CEO & Founder

12 patents, 2x National Science Foundation Awards, 1x Small Business Innovation Research Award



Andy Raeder

Business Development

Successfully structured merger and acquisition deals exceeding $4 Billion, with a primary focus on the life science tools sector



Kayla Wells

Research Scientist

Microbiologist with extensive experience in developing diagnostic tests





Max von Wels

Business Developer

Marketing and sales specialist with a strong understanding of the agri-tech space

Details

The Board of Directors

Director	Occupation	Joined
Rick Goedert	1st state bank founding executive @ 1st state bank	2022
Kevin Hagedorn	CEO @ Life Magnetics, Inc.	2013
Charlie Bisgaier	Investment group leader @ Michigan Life Ventures	2020
John Stinson	Fund Advisor @ Cantilever Investors	2023
Ted Morgan	Retired Dow Engineer @ Retired Dow Engineer	2021

Officers

Officer	Title	Joined
Rick Goedert	Treasurer	2022
Kevin Hagedorn	President CEO	2013
Ted Morgan	Secretary	2021
Rishabh Kala	CTO	2017

Voting Power

Holder	Securities Held	Voting Power
Kevin Hagedorn	21,425 Common Stock	33.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption

09/2015	$178,500		Section 4(a)(2)
10/2015	$16,601	Common Stock	Regulation D, Rule 506(b)
10/2015	$37,867	Common Stock	Regulation D, Rule 506(b)
10/2015	$36,000	Common Stock	Regulation D, Rule 506(b)
07/2017	$225,000		Section 4(a)(2)
07/2017	$50,000		Section 4(a)(2)
02/2018	$142,516	Common Stock	Regulation D, Rule 506(b)
01/2019	$243,000	Preferred Stock	Regulation D, Rule 506(b)
03/2020	$140,000	Preferred Stock	Regulation D, Rule 506(b)
06/2020	$20,000		Regulation D, Rule 506(b)
07/2020	$20,000		Section 4(a)(2)
10/2021	$659,438		4(a)(6)
10/2022	$33,333		Section 4(a)(2)
12/2022	$49,155		Section 4(a)(2)
10/2023	$75,017	Preferred Stock	Regulation D, Rule 506(b)
01/2024	$604,955		Regulation D, Rule 506(c)
01/2024	$91,894		4(a)(6)
04/2024	$440,101	Preferred Stock	Regulation D, Rule 506(b)
11/2024	$74,887	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/10/2020	$20,000	6.0%	20.0%	$5,000,000	07/20/2022

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBC	06/05/2020	$20,000	$21,224	2.0%	08/31/2024	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred Stock	5,704	5,704	Yes
Common Stock	96,800	40,930	Yes
Series Seed B Preferred Stock	4,000	4,000	Yes
Series Seed C Preferred Stock	12,943	12,943	Yes
Series Seed D Preferred Stock	11,549	0	Yes

Warrants: 0

Warrants: 0
Options: 21

Form C Risks:

The company has several publications and recurring revenue at local universities. However, it is not profitable. The most promising path to profitability appears to be in larger deals with major companies. We have identified one such deal with CentralStar Cooperative testing 57,000 cows per year and are working to close, but it is our furthest deal.

Rick Goedert and Ted Morgan are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The manufacturing technology is entirely new and developed specifically to manufacture this material. This is a double edged sword. On one hand it makes the intellectual property extremely strong. Copying the product is next to impossible without considerable resources. On the other hand, outsourcing production to cut costs isn't viable. Automation and considerable custom coding is required to streamline manufacturing and limit human involvement which is both expensive and a hazard to the product (humans and most other living things produce RNases which help fend off infection but are a dangerous contaminant for this product)

Our current business plan is focused on generating $3M a year in sales with one large customer. This customer is doing a testimonial, but losing this customer for whatever reason would be a significant blow to the buisness plan.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Using carbon for RNA sample preparation and storage is a new concept and a new material. Some applications, like at-home testing from saliva and urine have been fully developed. Other applications like separating double stranded and single stranded RNA for RNA drug manufacturing are expected to work but still in development. It's possible the projects in development will not work out. However, at this point development is not true R&D but applications development where projects are only selected if the problem is a core capability for the company and success is likely.

The CEO is more comfortable in the lab than raising money and doesn't have a business background. The technology would have been completed in time for COVID-19 if the scientists responsible for the technology had been better pitching the concept to investors. Filling out the business development team is a critical task with considerable risk. We have a new business student now on the team that is very motivated but as a recent graduate is untested.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the

Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Life Magnetics, Inc.

Michigan Corporation
Organized October 2013
4 employees
333 Jackson Plaza

Ann Arbor MI 48167 http://magnetics.life

Business Description

Refer to the Life Magnetics profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Life Magnetics is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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